CORRECTION: SilverCrest Delineates 10th High-Grade Vein at Las Chispas; Multiple High-Grades Intercepted

The following is a corrected news release issued by SilverCrest Metals Inc. to include Figure 2: Vertical Long Section of Luigi Vein - Looking East.

Vancouver, British Columbia--(Newsfile Corp. - April 17, 2018) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") is pleased to announce drill results from the Luigi Vein on the Las Chispas Property (the "Property") located in Sonora, Mexico. SilverCrest discovered the Luigi Vein in the footwall of the Las Chispas Vein in mid-2017 but it remained un-named until the Company completed enough drilling to delineate an actual mineral vein. Several of the announced holes in this release were previously disclosed as an un-named vein. There are 23 known epithermal veins on the Property. The Company has tested ten (10) of these 23 veins (the Babicanora, Babicanora Footwall, Las Chispas, Giovanni, La Blanquita, William Tell, Varela, Granaditas, Luigi and Amethyst veins), all of which have drill-intersected high-grade mineralization. The Luigi Vein was not included in the recently announced maiden resource (refer to the Company's news release dated February 26, 2018).

N. Eric Fier, CPG, P.Eng and CEO, remarked, "With the addition of the Luigi Vein, we continue to grow our portfolio of high-grade mineralized veins and are beginning to understand the "nature of multiples" when it comes to projecting high-grade previous drill-intercepts in adjacent veins on to new discoveries. This is the tenth high-grade vein we have delineated in the district, which is immediately adjacent to the Las Chispas Vein and accessible by underground workings. The Luigi Vein is named after Luigi Pedrazzini, son of Giovanni Pedrazzini the founder of Minas Pedrazzini Gold and Silver Mining Company which operated at the Property from the late 1800s to 1930. We plan to further drill test the Luigi Vein during H1 2018 and include the results in the proposed updated resources in Q3 2018."

The most significant result for this release occurred in Hole LC17-65, which intersected 1.4 metres (true width) grading 13.22 grams per tonne ("gpt") gold and 2,006.7 gpt silver, or 2,999 gpt silver equivalent ("AgEq", based on 75 (Ag):1 (Au) and 100% metallurgical recovery). Also noteworthy is Hole LC17-45 which intersected 4.1 metres grading 1.71 gpt gold and 231.8 gpt silver, or 360 gpt AgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted) for the Luigi Vein:

Hole ID	From (m)	To (m)	Drill Intercept (m)	Est. True Width (m)	Au gpt	Ag gpt	AgEq gpt*
LC17-34†	214.0	214.9	0.9	0.8	1.03	151.0	228
LC17-45	222.3	227.2	4.9	4.1	1.71	231.8	360
incl.	224.5	225.0	0.5	0.4	7.07	938.0	1,468
LC17-58†	319.9	321.9	2.0	1.8	0.28	221.5	243
LC17-65†	243.0	244.5	1.5	1.4	13.22	2,006.7	2,999
incl.	243.5	244.0	0.5	0.4	39.20	5,930.0	8,870
LC17-69†	180.4	182.0	1.6	1.4	0.18	172.5	186
LC17-72†	254.9	256.7	1.8	1.6	3.41	265.4	521
incl.	254.9	255.6	0.7	0.6	7.69	590.0	1,167
LCU18-25§	43.8	44.9	1.1	1.0	2.75	231.5	438
W. Ave.				1.7	2.84	416.6	629

Note: all numbers are rounded. All intercepts were previously announced as "Un-named veins" except where noted.

*	AgEq based on 75 (Ag):1 (Au) and 100% metallurgical recovery.
†	True thickness reinterpreted on intercept from previous news release.
§	New drill intercept.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

Drill hole numbering for the Luigi Vein is out of sequence and dates back several months into 2017 as the Luigi Vein was not identified as a vein until subsequent holes were drilled. None of the drill holes for the Luigi Vein are included in the Company's maiden resource previously announced on February 26, 2018. Please refer to news releases dated May 11, 2017, August 3, 2017, and November 28, 2017 for intercepts marked as "un-named" from previous announcement of drill results. Hole LCU18-25 is a new intercept for this release. Refer to attached Figure for holes that were below the Company's 150 gpt AgEq cutoff.

The Luigi Vein high-grade footprint currently measures approximately 300 metres long by a minimum of 75 metres high by 1.7 metres in average true width, with a weighted average grade of 2.84 gpt gold and 416.6 gpt silver, or 629 gpt AgEq. The Company plans to continue drilling on this vein for potential expansion as part of its Phase III drill program.

The Phase III drill program also includes drilling several new and partially-drilled high-grade mineralized veins. An additional 15,000 to 20,000 metres of drilling are planned for Q3 2018. Other ongoing site work includes continued underground mapping and sampling on the Las Chispas Vein, drilling test wells for site water, permitting for various additional work, and review of maiden resource model for optimization and update.

In addition to exploration work at Las Chispas, other recent activities in Mexico include the option of the Guadalupe concession located in the state of Durango to another company and the purchase of the Cuestra Blanca Ranch (671.9 ha) in the Las Chispas Area. Through its Mexican subsidiary, SilverCrest now directly owns approximately two thirds of the surface rights over its Las Chispas mining concession.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property, including drilling test water wells, permitting for various work, and optimizing and updating the Company's resource model; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng
Chief Executive Officer
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact:Fred Cooper, Investor Relations
Telephone:+1 (604) 694-1730
Fax:+1 (604) 357-1313
Toll Free:1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Figure 1: Plan View of Luigi Vein

To view an enhanced version of Figure 1, please visit:
https://orders.newsfilecorp.com/files/1467/34074_silvercrest2.jpg

Figure 2: Vertical Long Section of Luigi Vein - Looking East

To view an enhanced version of Figure 2, please visit:
https://orders.newsfilecorp.com/files/1467/34081_silvercrestfigure2enhanced.jpg